UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

RAZOR ENERGY CORP.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1389	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 800 - 500-5th Ave. S.W.

Calgary, Alberta T2P 3L5

Canada

(403) 262-0242

(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168

(800) 221-0102

(Name, address and telephone number of agent for service in the United States)

Copy to:

Daniel D. Nauth

Nauth LPC

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

Canada

(416) 477-6031

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)
Units, each consisting of one common share and one warrant (3)	12,500,000	US$0.59	US$7,375,000	US$812.73
Common Shares included as part of the Units(3)	12,500,000	-	-	-
Warrants included as part of the Units(3)	12,500,000	-	-	-
Total Offering Amounts				US$812.73

(1)	Based on (i) the Canadian offering price of C$0.80 per unit converted using the daily exchange rate as published by the Bank of Canada on May 5, 2023 of US$1.00 = C$1.34.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F based on the SEC’s filing fee of US$110.20 per million dollars.

(3)	Includes 12,500,000 units, 12,500,000 common shares underlying such units and 12,500,000 warrants underlying such units.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

All references to "$" or "dollars" in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.

Item 2. Informational Legends

See outside front cover page of the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Circular under the caption "Documents Filed as Part of the Registration Statement".

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (CALGARY TIME) ON JUNE 7, 2023.

This rights offering circular is prepared by management of the Corporation (as defined below). No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this circular. Any representation to the contrary is an offence.

This is the circular we referred to in the May 8, 2023 Rights Offering Notice (as defined below), which you should have already received. Your Rights Certificate (as defined below) and relevant forms were enclosed with the Rights Offering Notice. This circular should be read in conjunction with the Rights Offering Notice and our continuous disclosure prior to making an investment decision.

The offer of these securities is made in all provinces and territories of Canada and those states in the United States where an exemption from the applicable state securities laws is immediately available. See "Who is eligible to receive Rights?" in this rights offering circular. The offering is not being made in jurisdictions where the Corporation is not eligible to make such offer.

Rights Offering Circular	May 8, 2023

OFFERING OF RIGHTS TO SUBSCRIBE FOR UP TO 12,500,000 UNITS Price: $0.80 per Unit

SUMMARY OF THE RIGHTS OFFERING

At April 30, 2023 we have a working capital deficiency of approximately $126.4 million, which includes $63.2 million of indebtedness which will be eliminated pursuant to the Recapitalization Transaction (as defined herein) and $24.1 million owing under the Amended and Restated Term Loan Agreement (as defined herein).

As further described herein, we require 100% of the Rights Offering to last 12 months.

See “What will our available funds be upon closing of the Rights Offering?”

Why are you reading this Rights Offering Circular?

We are issuing to the holders of outstanding common shares ("Common Shares") of Razor Energy Corp. ("Razor" or the "Corporation") of record at the close of business on May 16, 2023 (the "Record Date") and who are resident in a province or territory of Canada or the United States (subject to restrictions in certain states set forth below under "Who is eligible to receive Rights") ("Eligible Jurisdictions"), rights ("Rights") to subscribe for units ("Rights Units") of Razor on the terms described in this rights offering circular (the "Rights Offering Circular"). The purpose of this Rights Offering Circular is to provide you with detailed information about your rights and obligations in respect of the offering of Rights by Razor (the "Rights Offering"). This Rights Offering Circular should be read in conjunction with the rights offering notice dated as of the date hereof (the "Rights Offering Notice") which you should have already received by mail.

On May 1, 2023, Razor and Alberta Investment Management Corporation, on behalf of certain designated entities it manages and advises ("AIMCo"), entered into a debt settlement agreement (the "Debt Settlement Agreement") to effect a series of transactions (the "Recapitalization Transaction"), including:

  FutEra Power Corp. ("FutEra"), a wholly owned subsidiary of Razor, will amend and restate its articles to create and authorize the issuance of a new class of voting, convertible preferred shares ("FutEra Preferred Shares") and Razor will exchange a portion of the common shares in the capital of FutEra ("FutEra Common Shares") for FutEra Preferred Shares (the "Internal Reorganization"). The FutEra Preferred Shares will have, among other rights, the right to receive cumulative dividends which will accrue daily at a rate of 12% per annum and compound quarterly; a liquidation preference per share equal to the original issue price plus all unpaid accrued and compounded dividends; the right to convert each FutEra Preferred Share into a number of FutEra Common Shares equal to the liquidation preference at the time of conversion divided by the original issue price (subject to adjustment in certain circumstances); and voting rights on an as-converted basis with FutEra Common Shares.

  Following the Internal Reorganization and concurrently with the completion of the Rights Offering, Razor will settle all outstanding indebtedness owed to AIMCo under the amended term facility with AIMCo (the "AIMCo Term Loan"), which as at April 30, 2023 is approximately $63.2 million (the "AIMCo Indebtedness") by way of the sale and transfer by Razor to AIMCo (or a designated affiliate of AIMCo) of that number of FutEra Common Shares representing 70.00% of the issued and outstanding FutEra Common Shares and 100% of the issued and outstanding FutEra Preferred Shares, in each case following the Internal Reorganization (the "FutEra Share Transfer Transaction") pursuant to the terms and conditions of the Debt Settlement Agreement. At the time of issuance and transfer to AIMCo, the FutEra Preferred Shares will be convertible (subject to further adjustment in the manner contemplated by the FutEra Preferred share provisions) into that number of FutEra Common Shares representing 30% of the aggregate number of FutEra Common Shares outstanding at such time and then issuable upon conversion of the FutEra Preferred Shares.

  Concurrent with the execution of the Debt Settlement Agreement, the Corporation and AIMCo have entered into a standby purchase agreement (the "Standby Purchase Agreement"), pursuant to which AIMCo has agreed, subject to certain terms, conditions and limitations, that AIMCo (or a designated affiliate of AIMCo) (the "Standby Purchaser") will fully exercise its Basic Subscription Privilege (as defined below) under the Rights Offering and provide a standby commitment for the Rights Offering to a maximum of $4,000,000, being a maximum (the "Standby Maximum") of 5,000,000 units ("Standby Units") comprised of one Unit Share and one Unit Warrant (as such terms are defined below). See "Standby Commitment" below for a description of certain limits and conditions in respect of the Standby Commitment (as defined below).

  On closing of the Recapitalization Transaction, Razor and AIMCo will enter into an investor rights agreement (the "Investor Rights Agreement"), pursuant to which, among other things, AIMCo will be granted certain representation rights with respect to Razor's board of directors, including the right to designate two representatives for election, and if AIMCo is entitled to designate a representative but such representative is not elected or appointed, AIMCo shall be entitled to appoint a board observer in place of such representative. AIMCo's representation rights will terminate at such time AIMCo, together with its affiliates, owns or exercises control or direction over less than 15% of the outstanding voting shares of Razor.

  On closing of the Recapitalization Transaction, AIMCo will be granted certain registration rights with respect to the outstanding Common Shares, including those purchased pursuant to the Rights Offering and the Standby Purchase Agreement (if any), pursuant to which Razor will agree to facilitate the resale of Common Shares held by AIMCo or its affiliates by way of prospectus offering or otherwise, subject to certain restrictions and limitations.

  On closing of the Recapitalization Transaction, AIMCo, Razor and FutEra will enter into a unanimous shareholders agreement (the "USA") with respect to the management of the business and affairs of FutEra, including customary governance, drag-along and other share transfer rights and restrictions in favour of AIMCo, as well as distribution and registration rights to facilitate the future resale by AIMCo or its affiliates of FutEra Common Shares by way of prospectus offering or otherwise, subject to certain restrictions and limitations.

  The completion of the Rights Offering, including the completion in full of the Standby Commitment in accordance with its terms and conditions, will result in a minimum of 8,531,250 Common Shares and 8,531,250 Unit Warrants (as defined below) being issuable pursuant to the Rights Offering and Standby Purchase Agreement for aggregate gross proceeds of $6,825,000. See “Standby Commitment” below for a description of certain limits and conditions in respect of the Standby Commitment (as defined below).

The Recapitalization Transaction is subject to the satisfaction of a number of conditions, including concurrent completion of the Internal Reorganization, the FutEra Share Transfer Transaction and the Rights Offering, as well as the receipt by Razor and FutEra of all necessary third party and regulatory approvals, including the approval of the TSXV (as defined below) and consent of Arena Capital Partners ("Arena") as a secured lender under Razor's amended and restated term loan agreement with Arena dated March 9, 2022 (the "Amended and Restated Term Loan Agreement"), no occurrence of a material adverse change or material adverse effect, satisfactory completion of due diligence, and other customary closing conditions.

The Debt Settlement Agreement has been entered into under the supervision and review of a special committee of independent directors of Razor (the "Special Committee") and the Recapitalization Transaction is a result of a comprehensive process undertaken by the Special Committee, which was formed to help oversee, negotiate and structure, on behalf of Razor, potential transactions to address Razor's liquidity and capital position.

In connection with negotiating and reviewing the terms of the Recapitalization Transaction, the Special Committee considered and reviewed a variety of matters, including a detailed assessment of Razor's prospects, cash flows, outlook and reasonable alternatives available to Razor, including the risks of continuing with the status quo. As part of their process, the Special Committee retained independent legal counsel and Razor retained Echelon Wealth Partners Inc. (the "Financial Advisor") to provide an opinion as to the fairness to Razor, from a financial point of view, of the proposed Recapitalization Transaction.

Further to this, as a part of their deliberations in respect of the Recapitalization Transaction, the Financial Advisor provided the board of directors of Razor (the "Board") and Special Committee with its opinion (the "Fairness Opinion") that, as at the date of the Fairness Opinion, the Recapitalization Transaction is fair from a financial point of view to Razor.  The Fairness Opinion is subject to the assumptions, limitations and qualifications set out therein.

As such, the Special Committee recommended to the Board that the Recapitalization Transaction is in the best interests of Razor and should be approved, after consulting with its legal advisors, and after considering other relevant matters, including the anticipated benefits to Razor as described below under "Use of Available Funds - How will we use the available funds?" and certain other considerations and determinations, including the conclusions set forth in the Fairness Opinion. After considering the report and recommendations of, and the factors considered by, the Special Committee, the Board approved the Recapitalization Transaction.

This Rights Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Rights Offering Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements referenced herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Alberta, Canada, that a majority of its directors and officers are residents of Canada, and that a substantial portion of the assets of the Corporation and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS RIGHTS OFFERING CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS RIGHTS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

References in this Rights Offering Circular to we, our, us and similar terms mean to Razor. References in this Rights Offering Circular to you, your and similar terms mean to Eligible Holders of Common Shares. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

What is being offered?

Each holder of Common Shares on the Record Date who is resident in an Eligible Jurisdiction will receive one Right for each one Common Share held.  Rights will be evidenced by transferable Rights certificates (each, a "Rights Certificate").

What does one Right entitle you to receive?

Each whole Right entitles you to subscribe for 0.494555 of a Rights Unit upon payment of the Subscription Price (as defined below) (the “Basic Subscription Privilege”). Holders will need to exercise 2.022 Rights to acquire one Rights Unit.  No fractional Rights Units will be issued. Each Rights Unit will consist of one Common Share (a “Unit Share”) and one Common Share purchase warrant of Razor (a “Unit Warrant”). The Rights Units will separate into Unit Shares and Unit Warrants immediately upon issue.

Each whole Unit Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share (a “Warrant Share”, and together with the Unit Shares, the “Underlying Shares”) at an exercise price of $1.20 per Warrant Share until 5:00 p.m. (Calgary time) on the date that is five years from the date of issuance (the “Warrant Expiry Date”). No fractional Common Shares will be issued.

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Rights Units (the “Additional Units”) not otherwise purchased, if any, pursuant to the Basic Subscription Privilege at the Subscription Price (the “Additional Subscription Privilege”). Unless the context otherwise requires, all references to “Rights Units” in this Rights Offering Circular shall include Additional Units.

The Additional Subscription Privilege and any pro rata subscription for Additional Units will be in compliance with the requirements of applicable securities laws, including National Instrument 45-106 – Prospectus Exemptions.

What is the subscription price?

$0.80 (the “Subscription Price”) is required to subscribe for each Rights Unit. On May 5, 2023 being the last trading day prior to the announcement of the Rights Offering, the closing price of the Common Shares on the TSX Venture Exchange (the “TSXV”) was $1.00 (the “Market Price”). The 20-day average of the closing prices of the Common Shares on the TSXV to May 5, 2023 was $1.15.

When does the offer expire?

The offer expires at 4:00 p.m. (Calgary time) (the "Expiry Time") on June 7, 2023 (the "Expiry Date") after which time unexercised Rights will be void and of no value.

What are the significant attributes of the Rights issued under the Rights Offering and the Unit Shares and Unit Warrants to be issued upon the exercise of Rights?

Each Right, as evidenced by transferable Rights Certificates, entitles you to subscribe for one Rights Unit at the Subscription Price. Each Rights Unit will consist of one Unit Share and one Unit Warrant. The Unit Warrants will be issued pursuant to the terms of a warrant indenture (the "Warrant Indenture") to be entered into on the closing date of the Rights Offering between the Corporation and Alliance Trust Company, as warrant agent thereunder. Each whole Unit Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $1.20 per Warrant Share until 5:00 p.m. (Calgary time) on the Warrant Expiry Date. The description of the Unit Warrants in this Rights Offering Circular is a summary only and is subject to the provisions of the Warrant Indenture.

Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per Common Share at meetings of the Corporation's shareholders and to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of the Common Shares. Razor is authorized to issue an unlimited number of Common Shares, of which, as at the date hereof, 25,275,250 Common Shares are issued and outstanding.

What are the minimum and maximum number or amount of Unit Shares and Unit Warrants that may be issued under the Rights Offering?

Assuming the exercise of all Rights, a maximum of 12,500,000 Rights Units, consisting of 12,500,000 Unit Shares and 12,500,000 Unit Warrants will be issued under the Rights Offering.

Up to $5,825,000 of the Rights Offering has been guaranteed by AIMCo assuming the fulfilment of all closing conditions to the Standby Purchase Agreement, including that a minimum of  $1,000,000 of subscription proceeds (the "Minimum Additional Proceeds") have been received from holders of Rights other than AIMCo and its affiliates. See "Standby Commitment" for a description of the Standby Commitment.

In the event that the Minimum Additional Proceeds are not received, the Corporation will not receive any funds from the Standby Purchaser and the Rights Offering will not be completed.  In such circumstances, the Subscription Agent will return all subscription funds delivered by subscribers without interest or deduction.

Assuming the Minimum Additional Proceeds are received, and the Standby Commitment is completed in full to the Standby Maximum in accordance with its terms and conditions, the Corporation will issue a minimum of 8,531,250 Common Shares and 8,531,250 Unit Warrants in connection with the Rights Offering and pursuant to the terms of the Standby Purchase Agreement for aggregate gross proceeds of $6,825,000.

Where will the Rights, the Unit Shares and Unit Warrants issuable upon exercise of the Rights (or pursuant to the Standby Purchase Agreement) be listed for trading?

The Corporation's Common Shares are listed on the TSXV under the trading symbol "RZE". The Unit Shares and Warrant Shares will be listed on the TSXV under the same trading symbol and the Unit Warrants are expected to be listed for trading on the TSXV under the trading symbol "RZE.WT" subject to the satisfaction of the TSXV listing requirements, including distribution of the Unit Warrants to a minimum number of public security holders.

The Rights will trade on the TSXV under the trading symbol “RZE.RT” until 10:00 a.m. (Calgary time) on the Expiry Date.

USE OF AVAILABLE FUNDS

What will our available funds be upon closing of the Rights Offering?

Razor estimates it will have the following available funds upon closing of the Rights Offering and Recapitalization Transaction based on the scenarios described below:

		Assuming Standby Commitment and Minimum Additional Proceeds only	Assuming 75% of the Rights Offering	Assuming 100% of the Rights Offering

A	Amount to be raised by the Rights Offering	$6,825,000	$7,500,000	$10,000,000

B	Selling commissions and fees	-	-	-

C	Estimated Rights Offering costs (e.g., legal, accounting, audit)(1)	$600,000	$600,000	$600,000

D	Available funds: D = A - (B + C)	$6,225,000	$6,900,000	$9,400,000

E	Additional sources of funding available	-	-	-

F	Pro forma working capital deficiency(2)	$52,591,000	$52,591,000	$52,591,000

G	Total: G = (D + E) - F(3)	$46,366,000	$45,691,000	$43,191,000

Notes:

(1) Estimated Rights Offering costs do not include costs and expenses expected to be incurred in connection with the Recapitalization Transaction other than those directly in connection with the Rights Offering.

(2) Represents Razor’s estimated working capital deficiency as at April 30, 2023, plus the elimination of the AIMCo Indebtedness pursuant to the Recapitalization Transaction and plus the elimination of the portion of indebtedness for which FutEra is responsible for under the Amended and Restated Term Loan Agreement. Pro forma working capital is a non-GAAP financial measure. See the “Non-GAAP Measures” section of this Rights Offering Circular for more information on the composition of this measure.

(3) Represents the pro forma working capital deficiency of the Corporation as set forth in Row F following the Rights Offering.

As at April 30, 2023, the Corporation has a working capital deficit of approximately $126.4 million, which includes the current portion of the AIMCo Term Loan and the Amended and Restated Term Loan Agreement totalling $87.3 million, of which $3.3 million is comprised of cash and cash equivalents.  FutEra is responsible for repayment of $10.6 million of the Amended and Restated Term Loan Agreement.

Razor has certain short-term liquidity requirements including servicing the amount owing under the AIMCo Indebtedness and the amount outstanding under the Amended and Restated Term Loan Agreement (which is currently drawn at approximately $87.3 million). Furthermore, Razor is subject to various expenditure obligations relating to its asset base in the ordinary course. Razor’s excess leverage has created quantitative and qualitative issues, including the lack of investible capital into operations which in turn perpetuates lower netbacks and increased challenges to grow Razor’s business through acquisitions.

The Recapitalization Transaction, including the Rights Offering, is a comprehensive restructuring and recapitalization of the Corporation that has been reviewed and considered by the Special Committee and that is expected to improve the Corporation’s statement of financial position and prospects going forward (including the Corporation’s ability to meet its short-term liquidity requirements), for the benefit of all stakeholders, including that it will increase Razor’s sustainability by creating a simplified statement of financial position and provide liquidity to the benefit of all stakeholders. These aspects are expected to assist Razor in increasing production, optimizing operations, and potentially attracting further capital and enhancing strategic corporate optionality.

How will we use the available funds?

The following table sets out the portion of this aggregate cost that will be covered by the net proceeds of the Rights Offering under different scenarios of participation in the Rights Offering:

Description of intended use of available funds(1)	Assuming Standby Commitment and Minimum Additional Proceeds only	Assuming 75% of the Rights Offering	Assuming 100% of the Rights Offering

Production enhancement - well repairs and interventions	$5,000,000	$5,000,000	$5,000,000

Working capital - general purposes	$1,225,000	$1,900,000	$4,400,000

Total:	$6,225,000	$6,900,000	$9,400,000

Notes:

(1) See Row D of the table under "Use of Available Funds - What will our available funds be upon closing of the Rights Offering?" for the determination of available funds.

Razor intends to spend the available funds as stated. We will reallocate funds only for sound business reasons.

Absent completion of the Recapitalization Transaction, there are material uncertainties that cast significant doubt upon the Corporation's financial position. See also "Use of Available Funds - How long will the available funds last?".

How long will the available funds last?

Razor estimates that it requires 100% of the rights Offering to last 12 months.

Assuming completion of the Recapitalization Transaction, the Rights Offering being fully subscribed for (including the fulfilment of the Standby Commitment to the extent necessary), and forecasted funds flow from operations of $22.1 million for the year ended December 31, 2023, Razor is expected to have sufficient working capital for the remainder of the year.

As at December 31, 2022, the Corporation had a working capital deficit of $125.3 million, which included the current portion of the AIMCo Term Loan and the Amended and Restated Term Loan Agreement totalling $88.4 million, and contractual obligations of $164.1 million due in less than one year. The Corporation had $2.4 million of cash and cash equivalents as at December 31, 2022.

Further, as at December 31, 2022, the Corporation, although having received a waiver in advance of year-end for a potential default of certain financial covenants under the AIMCo Term Loan, had a cross-default covenant violation, as a result of being in default of certain non-financial covenants under the Amended and Restated Term Loan Agreement regarding the minimum production requirement allowing the lenders to demand repayment. As a result, amounts outstanding under the AIMCo Term Loan and the Amended and Restated Term Loan have been classified as a current liability as at December 31, 2022. The defaults noted above also triggered a cross covenant default on certain equipment loans and leases resulting in these loans and leases being potentially due on demand and classified as a current liability as at December 31, 2022.

Subsequent to year-end, the Corporation has executed the Debt Settlement Agreement with AIMCo and obtained a waiver from the lender under the Amended and Restated Term Loan Agreement for the breach of the non-financial covenants. The Corporation is also undertaking this Rights Offering to raise up to $10 million. There is no certainty that the Rights Offering will be successful in raising any additional cash. The completion of these transactions are subject to the satisfaction of a number of conditions to which there is no certainty that they will be fulfilled. The Corporation is currently in discussions with the third parties under the equipment loans and leases, to attempt to remediate all events of default however, there can be no assurance that the Corporation will be successful in obtaining amendments or waivers under those agreements.

Although these arrangements have the potential to alleviate some of the working capital deficit and contractual obligations for the 2023 year, the Corporation will be reliant on the support of lenders, suppliers and other providers to the Corporation, as forecasted cash flow from operations is not sufficient to enable the Corporation to address the remaining working capital deficit and contractual obligations that will be significant, and the Corporation will need to maintain production levels above the minimum required levels to avoid a future event of default under the Amended and Restated Term Loan.

Due to the conditions noted above there remains material uncertainties that create significant doubt with respect to the Corporation’s ability to meet its obligations as they come due and, therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

INSIDER PARTICIPATION

Will insiders be participating?

Directors and officers who currently beneficially own, directly or indirectly, or who have control or direction over 4,446,408 Common Shares (representing approximately 17.59% of the Corporation’s issued and outstanding Common Shares), have indicated that they intend to exercise their subscription privileges to acquire 250,000 Rights Units representing total subscription proceeds of approximately $0.2 million, which would represent approximately 2% of the Rights Offering, assuming the maximum number of 12,500,000 Rights Units is subscribed for.

Pursuant to the Standby Purchase Agreement, AIMCo, which currently beneficially owns 4,612,728 Common Shares (representing approximately 18.25% of the Corporation's issued and outstanding Common Shares), has agreed to exercise its basic subscription privilege to acquire Rights Units.

The Corporation does not expect that shareholder approval will be required if any new control person is created through the exercise of Rights pursuant to the Rights Offering, given that the Rights will be listed for trading on the TSXV and the Subscription Price is at a "significant discount" to the Market Price.

The foregoing disclosure reflects the intentions of the Corporation's insiders as of the date hereof to the extent such intentions are known to the Corporation after reasonable inquiry; however, such insiders, except for AIMCo, may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that such insiders, except AIMCo, will or will not exercise their Rights. See "Standby Commitment" below.

Who are the holders of 10% or more of Common Shares before and after the Rights Offering?

To the knowledge of the Corporation, after reasonable inquiry, no person or company beneficially owns or is expected to own, directly or indirectly, or exercises or is expected to exercise control or direction over, more than 10% of the issued and outstanding Common Shares before or after the Rights Offering, as applicable, except as follows:

Shareholder	Holdings before the Rights Offering(1)	Holdings after the Rights Offering(2)
AIMCo	4,612,728 (18.25%)	6,893,978 (18.25%)

Notes:

(2) As of the date hereof, there are 25,275,250 Common Shares issued and outstanding.

(3) Assumes that all holders of Common Shares exercise all of the Rights to purchase Rights Units under their Basic Subscription Privilege and that the maximum Rights Offering is completed without any fulfilment of the Standby Commitment. Does not include Common Shares issuable upon exercise of the Unit Warrants.

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

Assuming the issuance of the maximum number of Rights Units under the Rights Offering, holders of outstanding Common Shares that do not exercise Rights will be diluted by 33% as at May 8, 2023.

STANDBY COMMITMENT

Who is the standby guarantor and what are the fees?

Subject to the terms and conditions of the Standby Purchase Agreement, the Standby Purchaser will exercise its Basic Subscription Privilege in respect of the Rights it holds and, in addition thereto, assuming the fulfilment of all closing conditions to the Standby Purchase Agreement, including that the Minimum Additional Proceeds have been received, will purchase from the Corporation at the Subscription Price a number of Standby Units equal to the number of Rights Units not issued upon exercise of the Rights under the Rights Offering (after giving effect to all exercises of the Basic Subscription Privilege and the Additional Subscription Privilege by Eligible Holders) up to the Standby Maximum (the "Standby Commitment").

Assuming the Standby Commitment is completed in full to the Standby Maximum in accordance with its terms and conditions, including receipt of the Minimum Additional Proceeds, the Corporation will issue a minimum of 8,531,250 Common Shares and 8,531,250 Unit Warrants in connection with the Rights Offering and pursuant to the terms of the Standby Purchase Agreement for aggregate gross proceeds of $6,825,000. The Standby Commitment has been approved by the Special Committee.

The Standby Commitment is conditional on, among other things, the completion of the other portions of the Recapitalization Transaction. The Standby Commitment may be terminated if, among other things, the Debt Settlement Agreement is terminated or if a material adverse change in respect of Razor occurs.

AIMCo is a "related party" of the Corporation pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") . AIMCO owns or controls (directly or indirectly) more than 10% of the issued and outstanding Common Shares and is a significant shareholder of the Corporation.

With respect to the FutEra Share Transfer Transaction and the Standby Commitment, while such transactions are expected to constitute "related party transactions" for the purposes of MI 61-101, the FutEra Share Transfer Transaction is exempt from the formal valuation requirements of MI 61-101 as the Corporation is not listed on a specified market that would require compliance with such formal valuation requirements (as set forth in Section 5.5(b) of MI 61-101) and is further exempt from minority shareholder approval requirements of MI 61-101 by virtue of Section 5.7(e) of MI 61-101 which provide that a related party transaction is exempt from the  minority shareholder approval requirements if the issuer is in serious financial difficulty, the transaction is designed to improve the financial position of the company (among other criteria) and there is no other requirement to hold a meeting of shareholders to approve the transaction.

Have we confirmed that the standby guarantor has the financial ability to carry out its standby commitment?

To the knowledge of the Corporation, after reasonable inquiry, AIMCo has the financial ability to carry out the Standby Commitment.

What are the security holdings of the standby guarantor before and after the Rights Offering?

Shareholder	Holdings before the Rights Offering(1)	Holdings after the Rights Offering if AIMCo takes up entire Standby Commitment(2)
AIMCo	4,612,728 (18.25%)	11,893,998 (35.18%)

Notes:

(4) As of the date hereof, there are 25,275,250 Common Shares issued and outstanding.

(5) Assumes that  the Minimum Additional Proceeds are the only subscription proceeds that have been received from holders of Rights other than AIMCo and its affiliates and the Standby Commitment has been fulfilled to the Standby Maximum. Does not include Common Shares issuable upon exercise of the Warrants.

MANAGING OR SOLICITING DEALER

Who is the managing dealer and what are its fees?

No managing or soliciting dealer has been appointed for the Rights Offering, and Razor will not pay any fees to brokers or anyone else for soliciting the exercise of Rights.

HOW TO EXERCISE RIGHTS

Subscriptions for Rights Units made in connection with this Rights Offering either directly or through a Participant (as defined herein) will be irrevocable. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Corporation does not receive funds from the Standby Purchaser or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege.

Who is eligible to receive Rights?

The Rights are offered only to holders of Common Shares resident in Eligible Jurisdictions ("Eligible Holders"). Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to our satisfaction. This Rights Offering Circular is not to be construed as an offering of the Rights Units, the Standby Units or the Unit Shares or Unit Warrants issuable upon exercise of the Rights Units or Standby Units, as applicable  for sale in any jurisdiction outside the Eligible Jurisdictions (an "Ineligible Jurisdiction"), or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions ("Ineligible Holders"), or a solicitation therein of an offer to buy any securities therein or thereto. This Rights Offering Circular will not be delivered to any Ineligible Holder resident in the United States, and Rights may not be exercised by or on behalf of an Ineligible Holder, unless such Ineligible Holder satisfies us that it is an Approved Eligible Holder, as provided below. Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Alliance, as subscription agent (the "Subscription Agent"), who will hold such Rights as agent for the benefit of all such Ineligible Holders.

An Ineligible Holder that: (1) is outside the Eligible Jurisdictions; and (2) satisfies us that such offering to and subscription by such holder or transferee is lawful and in compliance with all applicable securities and other laws (each an "Approved Eligible Holder") may have its Rights Certificate (as defined below) issued and forwarded by the Subscription Agent upon direction from us. The Subscription Agent will hold the Rights until 4:00 p.m. (Calgary time) on May 28, 2023 (10 days prior to the Expiry Date), in order to give the beneficial holders an opportunity to claim the Rights Certificate by satisfying us that they are an Approved Eligible Holder. Following such date, the Subscription Agent for the account of Ineligible Holders will, prior to the Expiry Time, attempt to sell the Rights allocable to such Ineligible Holders and evidenced by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques in Canadian funds for all registered Ineligible Holders of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Corporation's books. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither we nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights should be aware that the acquisition and disposition of Rights, Unit Shares, Unit Warrants or Warrant Shares may have tax consequences in Canada as well as the jurisdiction where they reside, which are not described herein. Accordingly, holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Rights, Unit Shares, Warrants or Warrant Shares having regard to their particular circumstances.

U.S. Shareholders

This Rights Offering Circular covers the offer and sale of the Unit Shares and Unit Warrants issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The Corporation has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Unit Shares and Unit Warrants issuable upon exercise of the Rights will not be subject to transfer restrictions. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah, and Wisconsin) may not permit the Corporation to offer Rights and/or Units in such states, or to certain persons in those states, or may otherwise limit the Corporation's ability to do so, and as a result the Corporation will treat those states as Ineligible Jurisdictions under the Rights Offering. In these states, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Corporation. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights  but may transfer the Rights outside of the United States in accordance with Regulation S under the U.S. Securities Act.

How does a security holder that is a registered holder participate in the Rights Offering?

If you are a registered holder of Common Shares, the Rights Certificate, representing the total number of transferable Rights to which you are entitled as at the Record Date, has been mailed to you with a copy of the Rights Offering Notice. To exercise the Rights represented by the Rights Certificate, you must complete and deliver the Rights Certificate in accordance with the instructions set out below. Rights not exercised at or prior to the Expiry Time will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent. Rights Certificates and payments received after the Expiry Time will not be accepted.

In order to exercise your Rights you must:

1. Complete and sign Form 1 on the Rights Certificate. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. If you complete the Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have waived the unexercised balance of such Rights, unless you otherwise specifically advise the Subscription Agent at the time the Rights Certificate is surrendered to the Subscription Agent.

2. Additional Subscription Privilege. If you also wish to participate in the Additional Subscription Privilege, complete and sign Form 2 on the Rights Certificate. See "What is the Additional Subscription Privilege and how can you exercise this privilege?" below.

3. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Alliance Trust Company. To exercise the Rights you must pay $0.80 per Rights Unit. In addition to the amount payable for any Rights Units you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for any Additional Rights Units subscribed for under the Additional Subscription Privilege.

4. Delivery. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Agent set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription in our sole discretion. Subscriptions are irrevocable. We reserve the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Unit Shares and Unit Warrants pursuant thereto could be unlawful. We also reserve the right to waive any defect in respect of any particular subscription. Neither we nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will we be liable for the failure to give any such notice.

If a holder of Rights has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent by email at inquiries@alliancetrust.ca or by telephone at 403-237-6111 or toll free in North America at 1-877-537-6111.

How does a security holder that is not a registered holder participate in the Rights Offering?

You are a beneficial Eligible Holder if: (1) you hold your Common Shares through a securities broker or dealer, bank or trust Corporation or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS"); and (2) you are resident in an Eligible Jurisdiction. The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to CDS and will be deposited with CDS following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Subscription Agent will have any liability for: (1) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them; (2) maintaining, supervising or reviewing any records relating to such Rights; or (3) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants. The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical Rights Certificate.  Holders of Rights that hold such Rights through a Participant must arrange exercises of Rights through their Participant.

If you are a beneficial Eligible Holder and hold your Rights through a Participant and wish to exercise your Rights, the Corporation expects in most cases you will be able to exercise your Rights by: (1) delivering to your Participant a properly completed beneficial owner election form required by your Participant to effect the exercise of your Rights; and (2) forwarding to your Participant the aggregate Subscription Price for the Units that you wish to subscribe for in accordance with the terms of the Rights Offering. The exact manner of exercising your Rights will depend on the policies and practices of your Participant and so you should contact your Participant to confirm how your Rights may be exercised.

The Corporation expects you will be able to pay the aggregate Subscription Price for Rights exercised through your Participant by way of wire transfer, cheque or bank draft payable to the Participant, by direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism, in each case payable in Canadian dollars.

Subscriptions for Rights Units made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Rights Units once submitted. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Corporation does not receive funds from the Standby Purchaser or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege.

Participants may not issue Rights to Ineligible Holders.

If a holder of Rights has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent by email at inquiries@alliancetrust.ca or by telephone at 403-237-6111 or toll free in North America at 1-877-537-6111.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Registered holders of Rights

If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for Additional Units that have not been subscribed and paid for under the Basic Subscription Privilege pursuant to the Additional Subscription Privilege.

If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Privilege in full by completing Form 1 on the Rights Certificate for the maximum number of Rights Units that you may subscribe for and also complete Form 2 on the Rights Certificate, specifying the number of Additional Rights Units desired. Send the aggregate Subscription Price for the Additional Rights Units under the Additional Subscription Privilege with your Rights Certificate to the Subscription Agent. The aggregate Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Alliance Trust Company. These funds will be placed in a segregated account pending allocation of the Additional Rights Units, with any excess funds being returned by mail without interest or deduction. Interest, if any, earned on such funds will be for the Corporation's benefit. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Corporation does not receive funds from the Standby Purchaser or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege.

If the aggregate number of Additional Rights Units subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Rights Units, each such holder of Rights will be allotted the number of Additional Rights Units subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional Rights Units subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Rights Units, each such holder of Rights will be entitled to receive the number of Additional Rights Units equal to the lesser of: (1) the number of Additional Rights Units subscribed for by the holder under the Additional Subscription Privilege; and (2) the product (disregarding fractions, if any) obtained by multiplying the aggregate number of Additional Rights Units available through unexercised Rights by a fraction, the numerator of which is the number of Rights previously exercised by the holder and the denominator of which is the aggregate number of Rights previously exercised by all holders of Rights who have subscribed for Additional Rights Units under the Additional Subscription Privilege. If any Rights holder has subscribed for fewer Additional Rights Units under the Additional Subscription Privilege than such holder's pro rata allotment of Additional Rights Units, the excess Additional Rights Units will be allotted in a similar manner among the Rights holders who were allotted fewer Additional Rights Units than they subscribed for under the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Subscription Agent will mail to each holder of Rights who completed Form 2 on the Rights Certificate, a certificate for the Additional Rights Units which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional Rights Units by such holder under the Additional Subscription Privilege, without interest or deduction, in the same currency as the funds received by the Subscription Agent.

Beneficial holders of Rights

If you are a beneficial holder of Rights through a Participant in CDS and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf.

How does a Rights holder sell or transfer Rights?

Registered holders of Rights

The Rights will trade on the TSXV under the trading symbol “RZE.RT” until 10:00 a.m. (Calgary time) on the Expiry Date. If you do not wish to exercise your Rights, you may sell or transfer them directly or through your stockbroker or investment dealer at your expense, subject to any applicable resale restrictions. See "How to exercise the Rights - Are there restrictions on the resale of securities?" below. You may elect to exercise a portion of your Rights and dispose of the remainder, or dispose of all your Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Subscription Agent as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

If you wish to transfer your Rights, complete Form 3 (the "Transfer Form") on the Rights Certificate, have the signature guaranteed by an "eligible institution" to the satisfaction of the Subscription Agent and deliver the Rights Certificate to the transferee. For this purpose, an "eligible institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, Razor and the Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the Rights.

Beneficial holders of Rights

If you hold Common Shares through a Participant, you must arrange for the exercise, transfer or purchase of Rights through your Participant.

To Divide, Combine or Exchange the Rights Certificate

Rights Certificates may be combined, divided or exchanged by a registered holder of Rights by delivering such Rights Certificates, accompanied by appropriate instructions or a completed Form 4 on the Rights Certificate, to the address set forth below under the heading "Appointment of Subscription Agent". Rights Certificates must be surrendered for division, combination or exchange by such date as will permit new Rights Certificates to be issued and used by the holder thereof prior to the Expiry Date.

When can you trade the Unit Shares and Unit Warrants issuable upon the exercise of your Rights?

The Unit Shares will be listed on the TSXV under the trading symbol "RZE" and will be available for trading as soon as practicable after closing of the Rights Offering. The Unit Warrants are expected to be listed for trading on the TSXV under the trading symbol "RZE.WT", subject to the satisfaction of the TSXV listing requirements, and will be available for trading as soon as practicable after closing of the Rights Offering.

Are there restrictions on the resale of securities?

Rights and the Unit Shares and Unit Warrants issuable upon exercise of such Rights distributed to holders of Common Shares in the Eligible Jurisdictions and the Standby Units issued under the Standby Purchase Agreement may be resold without hold period restrictions under the applicable securities laws of the Eligible Jurisdictions, including through the facilities of the TSXV, by such holders provided that: (1) the Corporation is and has been a "reporting issuer" in a jurisdiction of Canada for four months immediately preceding the trade; (2) the sale is not by a "control person" of the Corporation; (3) no unusual effort is made to prepare the market or create a demand for the securities being resold; (4) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (5) if the selling security holder is an insider or officer of Razor, the selling security holder has no reasonable grounds to believe that Razor is in default of securities legislation. There may be further restrictions on Common Shares acquired by Approved Eligible Holders in Ineligible Jurisdictions, including the United States, subject to the laws of that respective jurisdiction.

The Rights may not be transferred to a person within the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act. Any person within the United States that acquires the Rights through the facilities of the TSXV or otherwise, other than pursuant to the initial distribution of Rights by the Corporation, may be unable to exercise such Rights in accordance with the U.S. Securities Act or applicable securities laws of any state of the United States. The Corporation reserves the right to reject any such exercise of the Rights by a person within the United States that subsequently acquires the Rights and the acquisition of the Rights by such person within the United States does not constitute an offer of the underlying Units to such person.

The foregoing is a summary only and is not intended to be exhaustive nor should the foregoing be treated as giving investment advice. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

See "Who is eligible to receive Rights?" for a description of the effect of the Rights Offering on Ineligible Holders.

Will we issue fractional Unit Shares or Unit Warrants upon exercise of the Rights?

No, the Corporation will not issue fractional Unit Shares or fractional Unit Warrants upon the exercise of the Rights. Where the exercise of the Rights would otherwise entitle the holder of Rights to fractional Unit Shares or Unit Warrants, the holder's entitlement will be reduced to the next lowest whole number of Unit Shares or Unit Warrants, as the case may be, and no cash or other consideration will be paid in lieu thereof.

If the Rights Offering is not completed, will my funds be returned to me?

Yes.  The  Subscription  Agent  will  hold  all  funds  it  receives  in  a  segregated  bank  account  for  the  benefit  of subscribers until completion of the Rights Offering. If the Rights Offering is not completed for any reason, including in the event the Corporation does not receive funds from the Standby Purchaser or the Standby Purchase Agreement is otherwise terminated, all funds received by the Subscription Agent, whether pursuant to the Basic Subscription Privilege or Additional Subscription Privilege, will be returned promptly, without interest or deduction. If the Rights Offering is completed, the subscription funds will be released to the Corporation on the Closing Date.

APPOINTMENT OF SUBSCRIPTION AGENT

Who is the Subscription Agent?

Alliance has been appointed to act as the depository and the Subscription Agent for the Rights Offering and to: (1) receive subscriptions and payments from Rights holders for the Rights Units subscribed for under the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege; (2) perform the services relating to the exercise and transfer of the Rights, including the issue of Unit Shares and Unit Warrants; and (3) use its commercially reasonable efforts to sell Rights issued to Ineligible Holders and to deliver the proceeds thereof to such Ineligible Holders. The Corporation will pay for all such services of the Subscription Agent. The Subscription Agent will accept subscriptions for Rights Units and payment of the Subscription Price from Rights holders by hand, courier or registered mail at the applicable office of the Subscription Agent:

By Regular Mail, Courier or Registered Mail:

Alliance Trust Company

1010, 407 - 2nd Street

Calgary, AB T2P 2Y3

Attention: Securities Department

Enquiries related to the Rights Offering should be addressed to the Subscription Agent by telephone at 403-237-6111 or toll free in North America at 1-877-537-6111 or by email to inquiries@alliancetrust.ca.

The method of delivery of Rights Certificates and funds to the Subscription Agent is at the discretion of the Rights holder. Neither the Subscription Agent nor the Corporation will be liable for the failure to deliver or the delivery of Rights Certificates or funds to an address other than the address set out above. Delivery to an address other than the address set out above may result in a subscription for Units or a transfer of Rights not being accepted. If mail is used, registered mail is recommended.

RISK FACTORS

An investment in the Unit Shares and Unit Warrants issuable upon exercise of the Rights and pursuant to the Standby Purchase Agreement, as applicable, should be considered speculative due to various factors, including the nature of the industry in which the Corporation operates and its financial position, including but not limited to, changes in commodity prices, changes in the demand for or supply of Razor's products, changes in tax or environmental laws, royalty rates or other regulatory matters and investor sentiment.  Risk factors relating to Razor are discussed in certain of Razor's public disclosures which are available for review on the Corporation's SEDAR profile at www.sedar.com, particularly in Razor's most recently filed Annual Information Form. These risk factors should be carefully reviewed and considered by an investor before a decision is made to invest in the Rights offered hereunder or the Unit Shares and Unit Warrants issuable upon exercise of the Rights. Such risks may not be the only risks facing Razor. Additional risks not currently known may also negatively impact Razor's business operations and results of operations. In addition to such risk factors, investors should consider the following additional risks related to the Rights Offering and Recapitalization Transaction:

Risks relating to the Rights Offering and Recapitalization Transaction

Volatility of Market Price of Common Shares and Unit Warrants

There can be no assurance regarding the future trading price of the Common Shares (including the Underlying Shares) and Unit Warrants and the market price of the Common Shares and Unit Warrants may be volatile. The volatility may affect the ability of holders to sell the Rights, Common Shares and/or Unit Warrants at an advantageous price. Market price fluctuations in the Common Shares and Unit Warrants may be due to Razor's operating results failing to meet the expectations of securities analysts or investors in any quarter, changes in securities analysts' recommendations or views regarding investing in the Common Shares and Unit Warrants, governmental regulatory action, adverse changes in general market conditions or economic trends in Canada or in the oil and gas industry as a whole, acquisitions, dispositions or other material public announcements by Razor or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements".

Dilution

If a Rights holder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, such holder's equity ownership in the Corporation will be diluted by the issuance of Unit Shares upon the exercise of Rights by other holders and the fulfillment of the Standby Commitment, to the extent applicable, which dilution may be significant. Moreover, additional Common Shares will be issued by Razor upon exercise of the Unit Warrants.  See "Dilution - If you do not exercise your Rights, by how much will your security holdings be diluted?".

Even if a Rights holder elects to sell its unexercised Rights or if its Rights are sold on its behalf, the consideration it receives may not be sufficient to compensate it fully for the dilution of its current equity ownership in the Corporation that will be caused as a result of the exercise of Rights by other holders and the fulfillment of the Standby Commitment, to the extent applicable.

Significant Shareholder

AIMCo currently owns or controls, directly or indirectly, approximately 18.25% of the outstanding Common Shares. By virtue of the Standby Commitment, AIMCo’s ownership percentage of Common Shares may increase. If all of the holders of Rights do not exercise their Rights in full then AIMCo’s ownership percentage of Common Shares owned will increase. AIMCo would own or control approximately 35.18% of the outstanding Common Shares following the completion of the Rights Offering, assuming the Minimum Additional Proceeds are the only proceeds that have been received from holders of Rights other than AIMCo and its affiliates and the Standby Commitment is completed in full to the Standby Maximum.

Accordingly, the Standby Commitment may result in AIMCo having the ability to, among other things, affect the voting results with respect to the election of directors and the approval of significant corporate transactions and the ability to delay or prevent a change of control. In some cases, the interests of AIMCo may not be the same as those of the Corporation's other shareholders. The effect of AIMCo's rights and influence may impact the price that other investors are willing to pay for the Corporation's securities.

As part of the Debt Settlement Agreement, the Corporation and AIMCo will enter into the Investor Rights Agreement on closing of the Recapitalization Transaction. Pursuant to the Investor Rights Agreement, AIMCo will be provided, among other things, certain representation rights with respect to Razor's board of directors, including the right to designate two representatives for election, and if AIMCo is entitled to designate a representative but such representative is not elected or appointed, AIMCo shall be entitled to appoint a board observer in place of such representative. AIMCo's representation rights will terminate at such time AIMCo, together with its affiliates owns or exercises control or direction over less than 15% of the voting shares of Razor.

Furthermore, on closing of the Recapitalization Transaction and as part of the Debt Settlement Agreement, AIMCo will hold 70% of the FutEra common shares and all of its preferred shares, and Razor will hold 30% of the FutEra common shares. The Corporation, AIMCo and FutEra will enter into the USA with respect to the management of the business and affairs of FutEra, including customary governance, drag-along and other share transfer rights and restrictions in favour of AIMCo, as well as distribution and registration rights to facilitate the future sale by AIMCo of FutEra common shares by way of prospectus offering, subject to certain restrictions and limitations.

Standby Commitment and Recapitalization Transaction may not be Completed

In accordance with the terms of the Standby Purchase Agreement, the completion of the Standby Commitment is conditional upon the concurrent completion of the other portions of the Recapitalization Transaction, the Minimum Additional Proceeds being received from holders of Rights other than AIMCo and its affiliates and certain other conditions. Although the Corporation and AIMCo have entered into the Debt Settlement Agreement pursuant to which, subject to certain terms and conditions, the parties have agreed to complete the Recapitalization Transaction, the parties are entitled to terminate the Debt Settlement Agreement and their respective commitments thereunder in certain circumstances. If the Debt Settlement Agreement is terminated or if the Minimum Additional Proceeds are not received, the Standby Commitment will not be completed. In that event, the Rights Offering will also not be completed, and the Corporation will be required to seek alternative financing in order to manage its near term and long-term liquidity requirements, including making any payments required under its credit facility arrangements. If such alternative financing is not available or not available on acceptable terms (if consented to by the lenders under Razor's credit facilities), the Corporation may not be able to manage its liquidity, which may have an adverse effect on the Corporation, its business and operations. See "Risk Factors - Credit Facility Risk" below.

In addition, if the Rights Offering were not to be completed, although any subscription payments paid in connection with the exercise of Rights would be returned promptly to subscribers by the Subscription Agent without interest or deduction, any person who had purchased Rights in the market would lose the entire purchase price paid to acquire such Rights.

Loss of Control of FutEra

Following completion of the Recapitalization Transaction, AIMCo will be the majority shareholder of FutEra and, as such, AIMCo will be able to exert significant influence on FutEra through its voting rights, as well as the USA which will have certain governance, drag-along and other share transfer rights in favour of AIMCo. As a result, AIMCo will be able to exercise significant influence over the management, administration, strategy, and growth of FutEra.

Use of Proceeds

We currently intend to allocate the proceeds received from the Rights Offering as described under "Use of Available Funds"; however, management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently than those described if it believes that it would be in the best interests of Razor to do so as circumstances change. The failure of management to apply these funds effectively could have a material adverse effect on Razor.

Working Capital Deficit

The Corporation believes that its currently available working capital, assuming completion of the Recapitalization Transaction (including receipt of the full $10 million in gross proceeds from the Rights Offering and the Standby Commitment, if necessary) in accordance with its terms, will be sufficient to continue our business for at least the next twelve (12) months. Should the Rights Offering raise less than the anticipated $10 million in gross aggregate proceeds, the Corporation’s revenues prove to be less than currently anticipated or costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of its working capital would be accelerated. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue its operations as currently conducted.

Trading Market for Unit Warrants

There is no current market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants issued upon exercise of Rights. The TSXV has conditionally approved the listing of the Unit Warrants issuable upon exercise of Rights and the Unit Warrants issuable pursuant to the terms of the Standby Purchase Agreement. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV, including distribution of the Unit Warrants to a minimum number of public security holders. If the Corporation is unable to fulfill all the requirements of the TSXV, investors may not be able to resell the Unit Warrants issuable upon exercise of the Rights pursuant to the terms of the Standby Purchase Agreement. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Unit Warrants and the extent of issuer regulation. There can be no assurance that an active trading market will develop for the Unit Warrants, or, if developed, that such a market will be sustained at the price level of the Rights Offering. If the Unit Warrants are traded after their initial issue, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of the Corporation.

Credit Facility Risk

Razor is required to comply with covenants under the AIMCo Term Loan and the Amended and Restated Term Loan Agreement. Given current market conditions, the Corporation began to explore potential solutions to its liquidity and capital position to avoid potential adverse consequence, leading to the Recapitalization Transaction (as further described in this Rights Offering Circular and in the Corporation’s public record). As at the date hereof, the Corporation has approximately $87.5 million drawn under its credit facilities. The Recapitalization Transaction is a comprehensive restructuring and recapitalization of the Corporation that is expected to improve the Corporation’s statement of financial position and prospects going forward, for the benefit of all stakeholders; however, after the Recapitalization Transaction (if completed) the Corporation still expects to have at least $24.3 million drawn under its credit facilities, of which FutEra is responsible for $10.6 million. Although the Recapitalization Transaction is expected to improve Razor’s statement of financial position, the Corporation will remain subject to the other terms and conditions of the Amended and Restated Loan Agreement, the breach of which may result in an event of default thereunder and result in a right of demand for repayment by Arena. If the Corporation’s lenders require repayment of all or a portion of the amounts outstanding under the credit facilities for any reason, including for a default of a covenant, there is no certainty that the Corporation would be in a position to make such repayment. Even if the Corporation is able to obtain new financing in order to make any required repayment under the credit facilities, it may not be on commercially reasonable terms, or terms that are acceptable to the Corporation. If the Corporation is unable to repay amounts owing under the credit facilities, the lenders under the credit facilities could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness, or otherwise result in the Corporation seeking creditor protection under applicable laws.

Exercise of Rights Irrevocable

You may not revoke or change the exercise of your Rights after you send in your subscription form and payment. The trading price of the Common Shares could decline below the Subscription Price for the Rights Units, resulting in a loss of some or all of your subscription payment.

Rights holders are Responsible for Accuracy and Completeness of Subscriptions within Set Time Limits

Rights holders who wish to purchase Rights Units in the Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent or the Participant holding the subscriber's Rights prior to the Expiry Time on the Expiry Date. If a Rights holder fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to the transaction in question, the Subscription Agent or the Participant may, depending on the circumstances, reject a subscription or accept it to the extent of the payment received. None of the Corporation, the Subscription Agent or the Participant undertakes to contact a Rights holder concerning, or attempt to correct, an incomplete or incorrect payment or subscription form. The Corporation has the sole discretion to determine whether a subscription properly follows subscription procedures.

Subscription Price Not Necessarily an Indication of Value

The Subscription Price does not necessarily bear any relationship to the intrinsic value of the Corporation's assets, past operations, cash flows, losses, financial condition, net asset value or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Corporation's value or of the Rights Units to be offered in the Rights Offering, and the Common Shares may trade at prices above or below the Subscription Price.

A Decline in the Market Price of the Common Shares may Occur

The trading price of the Common Shares in the future may decline below the Subscription Price. The Corporation can give no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors, including the Corporation's future revenues, cash flows and operations and overall conditions affecting the Corporation's business, economic trends and the securities markets and changes in the estimated value and prospects for the Corporation's assets.

Responsibilities of Holders of Rights

If you fail to follow the subscription procedures and meet the subscription deadline your subscription may be rejected. None of Razor, the Subscription Agent or any Participant undertakes to contact you concerning, or will attempt to correct, an incomplete or incorrect payment or subscription form. Whether a subscription properly follows subscription procedures is solely within our discretion.

NON-GAAP MEASURES

This circular contains certain specified measure consisting of non-GAAP measures. Since these specified financial measures may not have a standardized meaning, they must be clearly defined and, where required, reconciled with their nearest IFRS measure. Accordingly, they may not be comparable to similar measures used by other companies.

Pro Forma Working Capital Deficiency

Pro forma working capital deficiency is calculated as the estimated working capital deficiency, plus the elimination of the AIMCo Indebtedness pursuant to the Recapitalization Transaction and plus the elimination of the amount of indebtedness for which FutEra is responsible for repaying under the Amended and Restated Term Loan Agreement. Razor believes that pro forma working capital deficiency is a useful supplemental measure of the working capital position of the Corporation after giving effect to the Recapitalization Transaction.

Reconciliation of pro forma working capital deficiency
($000’s)
Estimated working capital deficiency at April 30, 2023	$126,400
AIMCo Indebtedness at April 30, 2023	63,184
FutEra portion of the Amended and Restated Term Loan Agreement	$10,625
$52,591

FORWARD-LOOKING STATEMENTS

This Rights Offering Circular contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that we believe, expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements reflect our current expectations or beliefs based on information currently available to us. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect.  The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "plan", "should", "believe" and similar expressions are intended to identify forward looking statements and forward-looking information. Such information represents the Corporation's internal projections, estimates, expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Rights Offering Circular contains forward looking statements which include, but are not limited to, statements and information pertaining to the following:

  the completion of the Rights Offering and receipt of all regulatory approvals including the approval of the TSXV in connection therewith;
  the completion of the Recapitalization Transaction and satisfaction of conditions precedent in connection therewith;
  the benefits of the Recapitalization Transaction;
  potential shareholdings of the common shareholders following completion of the Rights Offering including the Standby Purchaser;
  the impact of the Rights Offering on the Corporation's working capital and on the shareholders of the Corporation;
  expectations with respect to the timing of the Rights Offering, including the Expiry Date, the date of de-listing of Rights from the TSXV and the expected closing date of the Rights Offering;
  the listing of the Underlying Shares and Unit Warrants on the TSXV;
  the market for Common Shares, the unpredictability and volatility of the oil and gas industry and the market price of the Common Shares;
  the Corporation's working capital requirements and ability to satisfy same;
  the estimated costs of the Rights Offering;
  the net proceeds to be available upon completion of the Rights Offering;
  the use of the net proceeds from the Rights Offering; and
  the Corporation's business strategy.

The forward-looking statements contained in this Rights Offering Circular are based on certain assumptions which include, but are not limited to, the following:

  the completion of the Rights Offering and the Recapitalization Transaction in the manner and in the timeframes contemplated herein;
  the general stability of the economic and political environment in which the Corporation operates;
  the Corporation's current and future working capital levels;
  commodity prices;
  receipt of all necessary regulatory approvals;
  the execution of the Corporation's business plan;
  the ability of the Corporation to obtain qualified staff, equipment and services in a timely and cost efficient manner;
  the ability of the operator of the projects which the Corporation has an interest in to operate the field in a safe, efficient and effective manner;
  currency, exchange and interest rates;
  the ability of the Corporation to obtain financing on acceptable terms or in desired amounts;
  the ability of the Corporation to carry out exploration, development and exploitation activities; and
  levels of production; future capital expenditures; debt levels; expenses; and cash flows.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks, including the risk factors set forth under "Risk Factors" in this Rights Offering Circular and those set forth below:

  the failure to satisfy the conditions precedent to the Recapitalization Transaction;
  volatility in market prices for electricity, oil, natural gas and natural gas liquids;
  recent oil price market events;
  operational risks and liabilities inherent in geothermal and oil and natural gas operations;
  uncertainties associated with estimating oil and natural gas reserves;
  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel and services;
  uncertainties in our plans and the plans of the operators of our oil and natural gas properties in regard to the timing of development programs;
  risks associated with acquisitions and dispositions, including the incorrect assessment of the value of acquisitions, and the failure to realize anticipated benefits of acquisitions and dispositions;

  geological, technical, drilling, completion and processing problems;
  access to pipelines and processing capacity and the costs thereof;
  fluctuation in foreign exchange or interest rates;
  stock market volatility;
  environmental risks;
  the inability to access sufficient capital from internal and external sources to develop reserves;
  changes in general economic, market and business conditions;
  the accuracy of oil and natural gas reserves estimates and estimated production levels as they are affected by exploration and development drilling and estimated decline rates;
  fluctuations in the costs of borrowing;
  political or economic developments, including with respect to the ongoing Russia-Ukraine conflict and sanctions enacted against Russia in connection therewith;
  ability to obtain regulatory and other third party approvals;
  the occurrence of unexpected events;
  the results of litigation or regulatory proceedings that may be brought against us;
  changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and
  the other factors considered under "Risk Factors" in this Rights Offering Circular.

Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking information contained in this Rights Offering Circular are expressly qualified by this cautionary statement. The information contained herein and any forward-looking statement speaks only as of the date on which it is made and is subject to change. We disclaim any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as may be required by applicable securities laws. Although we believe that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly, undue reliance should not be put on such statements due to their inherent uncertainty.  Readers should read this Rights Offering Circular and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Units.

Certain statements included in this Rights Offering Circular may be considered "financial outlook" or "FOFI" for purposes of applicable securities laws, all of which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in this Rights Offering Circular and such variation may be material. The Corporation and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgements.  However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. FOFI contained in this Rights Offering Circular was made as of the date of this Rights Offering Circular and was provided for the purpose of providing further information about the Corporation's anticipated future business operations. Readers are cautioned that the FOFI contained in this Rights Offering Circular should not be used for purposes other than for which it is disclosed herein.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about Razor that has not been generally disclosed.

ADDITIONAL INFORMATION

Additional information on the Corporation, including the Corporation's continuous disclosure record, can be found on the Corporation's SEDAR profile at www.sedar.com. Information with respect to the Corporation is also available at https://www.razor-energy.com/. No information or materials from such sites are incorporated, or deemed to be incorporated, by reference herein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Rights Offering Circular forms a part: (i) Standby Purchase Agreement dated May 1, 2023 (ii) the Corporation’s Annual Information Form dated May 1, 2023 for the year ended December 31, 2022; (iii) audited consolidated annual financial statements as at and for the years ended December 31, 2022 and 2021; (iv) the Corporation’s management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2022; (v) the Rights Offering Notice (vi) the form of warrant indenture; (vii) the Corporation’s news release dated May 1, 2023 related to the Recapitalization Transaction, including the Debt Settlement Agreement and Rights Offering to all holders of Common Shares (viii) the Corporation’s news release dated May 1, 2023 related to Fourth Quarter and 2022 Year End Results and the Recapitalization Transaction including the Debt Settlement Agreement and Rights Offering to all holders of Common Shares; (ix) the Corporation’s news release dated May 8, 2023 related to the Unit Rights Offering for up to $10 million; (x) the consent of KPMG LLP; and (xi) powers of attorney. Holders of Common Shares in the U.S. are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety prior to making any investment decision.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to the registration statement are:

Exhibit	Description

99.1	Standby Purchase Agreement dated May 1, 2023

99.2	Annual Information Form dated May 1, 2023 for the year ended December 31, 2022

99.3	Audited Consolidated Financial Statements for the twelve months ended December 31, 2022 and 2021

99.4	Management's Discussion and Analysis for the twelve months ended December 31, 2022

99.5	Rights Offering Notice

99.6	Form of Warrant Indenture

99.7	News Release dated May 1, 2023 related to the Recapitalization Transaction, including the Debt Settlement Agreement and Rights Offering to all holders of Common Shares

99.8

News Release dated May 1, 2023 related to Fourth Quarter and 2022 Year End Results and the Recapitalization Transaction including the Debt Settlement Agreement and Rights Offering to all holders of Common Shares

99.9	News Release dated May 8, 2023 related to the Unit Rights Offering for up to $10 million

99.10	Consent of KPMG LLP

99.11	Power of Attorney (included on the signature page of this Registration Statement)

PART III-CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Country of Canada, on May 8, 2023.

RAZOR ENERGY CORP.

By:	/s/ Doug Bailey
Doug Bailey President, Chief Executive Officer, and Director

SIGNATURES AND POWERS OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Doug Bailey and Kevin Braun as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on May 8, 2023.

Signature	Title

/s/ Doug Bailey	President, Chief Executive Officer, and Director (Principal Executive Officer)
Doug Bailey

/s/ Kevin Braun	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Kevin Braun

/s/ Frank Muller	Director
Frank Muller

/s/ Sonny Mottahed	Director
Sonny Mottahed

/s/ Sean Phelan	Director
Sean Phelan

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of New York, State of New York, on May 8, 2023.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries

Name:	Colleen A. De Vries

Title:	Senior Vice President on behalf of Cogency Global Inc.